================================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                          -----------------------------

                               AMENDMENT NO. 1 TO
                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                         ASSISTED LIVING CONCEPTS, INC.
                      CARRIAGE HOUSE ASSISTED LIVING, INC.
                          HOME AND COMMUNITY CARE, INC.
                                ALC INDIANA, INC.
                              (Name of Applicants)

     11835 N.E. Glenn Widing Drive, Building E, Portland, Oregon 97220-9057
                    (Address of principal executive offices)
================================================================================

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

                   TITLE OF CLASS                                         AMOUNT
   10% Senior Secured Notes ("Notes") Due 7 years             Aggregate principal amount of
  after the Effective Date of the Plan (as defined                     $40,250,000
                      herein)

                Guarantees of Notes                                        N/A

                       ----------------------------------

 Approximate date of proposed public offering: Upon the Effective Date under the Plan, presently anticipated to be on or about January 1, 2002.

                       ----------------------------------
                                 Drew Q. Miller
                Senior Vice President and Chief Financial Officer
                    11835 N.E. Glenn Widing Drive, Building E
                           Portland, Oregon 97220-9057
                                 (503) 252-6233

                                 With copies to:
                                Gary Olson, Esq.
                                Latham & Watkins
                         633 W. Fifth Street, Suite 4000
                          Los Angeles, California 90071
                                 (213) 485-1234

================================================================================
The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application for qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

================================================================================

                                     GENERAL

1.     GENERAL INFORMATION.

       (a) FORM OF ORGANIZATION.

       Assisted Living Concepts, Inc. (the "Company") is a corporation. Each of Carriage House Assisted Living, Inc. ("Carriage House"), Home and Community Care, Inc. ("HCCI") and ALC Indiana, Inc. ("ALCI", together with Carriage House and HCCI, each a "Guarantor" and collectively the "Guarantors") will guarantee the Notes (as defined below). Each of the Guarantors is a corporation. The Company and the Guarantors are collectively referred to as the "Applicants."

       (b) STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH ORGANIZED.

       Each of the Company, HCCI and ALCI is a corporation incorporated under the laws of the State of Nevada. Carriage House is incorporated under the laws of the State of Delaware. The mailing address for each Applicant is c/o Assisted Living Concepts, Inc., 11835 NE Glenn Widing Drive, Building E, Portland, Oregon 97220-9057.

2.     SECURITIES ACT EXEMPTION APPLICABLE.

       On October 1, 2001, the Company and its wholly owned subsidiary Carriage House each filed a voluntary petition under Chapter 11 of the United States Code, as amended (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware in Wilmington (the Company and Carriage House, in such capacity, the "Debtors" and the Bankruptcy Court, the "Court"). Since such time, the Debtors have continued to operate their businesses and manage their properties as debtors in possession. On December 5, 2001, the Court entered an order approving the Plan (defined below), filed as Exhibit T3E-3 to this application.

       The Company intends to offer, under the terms and subject to the conditions set forth in the Disclosure Statement (the "Disclosure Statement") and an accompanying Amended Joint Plan of Reorganization of the Debtors under Chapter 11 of the Bankruptcy Code (as amended or supplemented from time to time, the "Plan") copies of which are included as exhibits T3E-1 and T3E-2 to this application, 10% Senior Secured Notes (the "Notes") due seven years after the effective date of the Plan (the "Effective Date"), in an aggregate principal amount equal to $40,250,000. The Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the "Indenture"), a copy of which is included as Exhibit T3C to this application, to be dated as of the Effective Date. The Notes will be secured by a security interest in certain real property and related fixtures of the Company and certain of its subsidiaries. For a more complete description of the Notes, reference is made to the Indenture. Concurrently with the issuance of the Notes, the Company anticipates issuing junior secured notes due ten years after the Effective Date (the "Junior Notes") pursuant to an indenture dated as of the Effective Date (the "Junior Note Indenture") for which a separate application for qualification on Form T-3 has been filed with the Securities and Exchange Commission (the "SEC") concurrently with this application.

       Pursuant to the Plan, on the Effective Date, or as soon as practicable thereafter, subject to the reserve provisions described in Item 7 below, the Notes will be issued to holders of Allowed Class 4 Claims (consisting of general unsecured claims against the Company) in partial satisfaction of their claims against the Company. The Notes are being offered by the Company in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 1145 of Title 11 of the Bankruptcy Code. Generally, Section

1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (1) the securities are issued by the debtor (or its successor) under a plan of reorganization; (2) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (3) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the offer and exchange of the Notes under the Plan will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above.

                                  AFFILIATIONS

3.     AFFILIATES.

       (a) Set forth below is a list of all direct and indirect subsidiaries of the Applicants. All of these subsidiaries are wholly owned by the Company or its subsidiaries unless otherwise indicated. The names of indirectly owned entities are indented and listed under their direct parent entities:

       ALC Florida, Inc.

       ALC Iowa, Inc.

       ALC Texas McKinney, Inc.
              99% General Partner of ALC McKinney Partners, LP

       ALC Nevada McKinney, Inc.
              1% Limited Partner of ALC McKinney Partners, LP

       ALC Nebraska, Inc.

       ALC Indiana, Inc.

       ALC New Jersey, Inc.

       ALC Ohio, Inc.

       ALC Texas Paris, Inc.
              99% General Partner of ALC Paris Partners, LP

       ALC Nevada Paris, Inc.
       1% Limited Partner of ALC Paris Partners, LP

       ALC Pennsylvania, Inc.

       ALC Texas Plano, Inc.
              99% General Partner of ALC Plano Partners, LP

       ALC Nevada Plano, Inc.

              1% Limited Partner of ALC Plano Partners, LP

       ALCH Texas, Inc.
              99% General Partner of ALCH Texas Partners, LP

       ALCH Nevada, Inc.
              1% Limited Partner of ALCH Texas Partners, LP

       Texas ALF, Inc.
              99% General Partner of ALF Partners, LP

       Nevada ALF, Inc.
              1% Limited Partner of ALF Partners, LP

       ALFH Texas, Inc.
              99% General Partner of ALFH Texas Partners, LP

       ALFH Nevada, Inc.
              1% Limited Partner of ALFH Texas Partners, LP

       Assisted Living Concepts Services, Inc.

       Carriage House Assisted Living, Inc.

       DMG New Jersey ALC, Inc.

       DMG Oregon ALC, Inc.

       DMG Texas ALC, Inc.
              99% General Partner of DMG Texas ALC Partners, LP

       DMG Nevada ALC, Inc.
              1% Limited Partner of DMG Texas ALC Partners, LP

       Home and Community Care, Inc.

       Texas ALC, Inc.
              99% General Partner of Texas ALC Partners, LP

       Nevada ALC, Inc.
              1% Limited Partner of Texas ALC Partners, LP

       Pacesetter Hospice Inc.

       Pacesetter Hospice of Marshall, Inc.

       Pacesetter Home Care Group, Inc.

       Pacesetter Home Health Care, Inc.

       Pacesetter Home Health Care of Bloomington, Inc.

       Pacesetter Capital, Inc.

       Prime Home Care, Inc.

       (b) See Item 4 for "Directors and Executive Officers" of the Applicants, some of whom may be deemed to be "affiliates" of the Applicants by virtue of their positions.

       (c) See Item 5 for "Principal Owners of Voting Securities" of the Applicants, some of whom may be deemed to be "affiliates" of the Applicants by virtue of their holdings.

       (d) Except as set forth in Items 4 and 5 of this application, the Applicants' affiliates, including the basis of control with respect thereto, will be unchanged upon the Effective Date.

                             MANAGEMENT AND CONTROL

4.     DIRECTORS AND EXECUTIVE OFFICERS.

       (a) CURRENT DIRECTORS AND EXECUTIVE OFFICERS.

              (1) The following table sets forth the names of, and all offices held by, all current directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939 (the "TIA"), respectively) of the Company. The mailing address for each director and executive officer listed below is c/o Assisted Living Concepts, Inc., 11835 NE Glenn Widing Drive, Building E, Portland, Oregon 97220-9057.

       Wm. James Nicol                     Chairman, President and Chief Executive Officer

       John M. Gibbons                     Director and Vice Chairman

       Richard C. Ladd                     Director

       Jill M. Krueger                     Director

       Bruce E. Toll                       Director

       Leonard Tannenbaum                  Director

       Drew Q. Miller                      Senior Vice President, Chief Financial Officer and Treasurer

       Nancy Gorshe                        Senior Vice President of Community Relations, Chief Operating
                                           Officer

       Sandra Campbell                     Senior Vice President, General Counsel and Secretary

       M. Catherine Maloney                Vice President, Controller and Chief Accounting Officer

       Teresa B. Allmond                   Vice President, Regional Director of Operations Southeast Region

       Stephen M. Arndt                    Vice President, Information Technology

       Ron Kerr                            Vice President, Regional Director of Operations Northeast Region

       Shannon McCartor                    Vice President of Quality Assurance

       Bill McCarty                        Vice President, Regional Director of Operations Western Region

       Sandra Petersen                     Vice President of Health Related Services

       Diane Schander                      Vice President of Human Resources

       Mark West                           Vice President, Regional Director of Operations Southwest Region

       (2) The following table sets forth the names of, and all offices held by, all current directors and executive officers of each Guarantor. The mailing address for each director and executive officer listed below is c/o Assisted Living Concepts, Inc., 11835 NE Glenn Widing Drive, Building E, Portland, Oregon 97220-9057.

        Carriage House

        Directors:                          Wm. James Nicol
                                            John M. Gibbons

        Officers:                           Wm. James Nicol, Chief Executive
                                             Officer and President
                                            Sandra Campbell, Secretary
                                            Drew Q. Miller, Treasurer

        HCCI

        Sole Director:                      Wm. James Nicol

        Officers:                           Wm. James Nicol, President
                                            Sandra Campbell, Secretary
                                            Drew Q. Miller, Treasurer

        ALCI

        Directors:                          Wm. James Nicol
                                            John M. Gibbons

        Officers:                           Wm. James Nicol, President
                                            Sandra Campbell, Secretary
                                            Drew Q. Miller, Treasurer

       (b) DIRECTORS AND EXECUTIVE OFFICERS AS OF THE EFFECTIVE DATE. Under the Plan the directors of the Company will be deemed to have resigned as of the Effective Date. Immediately thereafter, the new board of directors of the Company will consist of seven members as follows: Leonard Tannenbaum, Andre Dimitriadis, W. Andrew Adams, Matthew Patrick, Mark Holliday, Richard Ladd and the Chief Executive Officer of the Company as of the Effective Date. The Board of Directors of the Company as of the Effective Date will select the Board of Directors and senior management of Carriage House. The current board of directors of each Guarantor (other than Carriage House) will continue to serve as of the Effective Date. The mailing address for the directors of the Applicants is c/o Assisted Living Concepts, Inc., 11835 NE Glenn Widing Drive, Building E, Portland, Oregon 97220-9057.

       The executive officers listed in Item 4(a) above for the Applicants shall continue to serve as executive officers, as of the Effective Date. The address for each such officer is c/o Assisted Living Concepts, Inc., 11835 NE Glenn Widing Drive, Building E, Portland, Oregon 97220-9057.

5.     PRINCIPAL OWNERS OF VOTING SECURITIES.

       (a) VOTING SECURITIES AS OF THE DATE OF THIS APPLICATION. Presented below is certain information regarding each person owning 10% or more of the voting securities of the Applicants as of the date of this application. The information with respect to the holders of the Company's voting securities is drawn from information that has been publicly filed with the SEC. The mailing address for each of the Applicants is set forth on the cover of this application.

           (i) COMPANY

           Name and Complete Mailing Address               Voting Security

           Michael Markham                                 2,301,000(1) shares of Common Stock
           2600 Philmont Avenue                            13% of Common Stock
           Suite 212
           Huntingdon Valley, PA 19006

           Capital Group International, Inc.               1,645,000(2) shares of Common Stock
           and Capital Guardian Trust Company,             10% of Common Stock
           11100 Santa Monica Blvd.,
           Los Angeles, California 90025

           (ii) CARRIAGE HOUSE

           Name and Complete Mailing Address               Voting Security

           c/o Assisted Living Concepts, Inc.              15,000 shares of Common Stock
           11835 NE Glenn Widing Drive, Building E,        100% of Common Stock
           Portland, Oregon 97220-9057

----------

(1) As set forth on Form 13D filed with the SEC on November 30, 2001.

(2) As set forth on Form 13G/A filed with the SEC on February 12, 2001.

           (iii) HCCI

           Name and Complete Mailing Address               Voting Security

           c/o Assisted Living Concepts, Inc.              100 shares of Common Stock
           11835 NE Glenn Widing Drive, Building E,        100% of Common Stock
           Portland, Oregon 97220-9057

           (iv) ALCI

           Name and Complete Mailing Address               Voting Security

           c/o Assisted Living Concepts, Inc.              100 shares of Common Stock
           11835 NE Glenn Widing Drive, Building E,        100% of Common Stock
           Portland, Oregon 97220-9057


       (b) VOTING SECURITIES AS OF THE EFFECTIVE DATE. Presented below is certain information regarding each person expected, on the basis of present holdings, commitments and information, to own 10% or more of the Company's voting securities outstanding as of the Effective Date. Each of the Guarantors will continue to be a wholly owned subsidiary of the Company as of the Effective Date as described above in Item 5(a).

       Under the Plan, holders of Allowed Class 4 Claims will receive a pro rata share, based on the respective amounts of their claims, of 96% of the 6.5 million shares of New Common Stock to be issued and outstanding following the Effective Date. For purposes of the following calculations, the Applicants have assumed that the total amount of the Allowed Class 4 Claims will be $161,250,000, representing the aggregate principal amount of the indebtedness under the Company's existing convertible debentures. As described in Item 7(b) below, the total amount of the Allowed Class 4 Claims will not be known until after the Effective Date. However, the Applicants expect that the total amount will exceed $161,250,000, which will reduce the number of shares of New Common Stock to be issued to the persons listed below.

              Names and Complete Mailing Addresses       Voting Security (subject to the Reserve)

              LTC Properties                             806,460 shares of New Common Stock
              300 Esplanade Dr., Suite 1860              12.4% of New Common Stock
              Oxnard, California 93030

              National Health Investors                  735,256 shares of New Common Stock
              100 Vine Street, Suite 1400                11.3% of New Common Stock
              Murfreesboro, Tennessee 37130

              Cerberus Capital Management, LP            928,744 shares of New Common Stock
              450 Park Avenue                            14.3% of New Common Stock
              New York, New York 10022

                                  UNDERWRITERS

6.     UNDERWRITERS.

       (a) Within the three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of any Applicant which were outstanding on the date of this application.

       (b) No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

                               CAPITAL SECURITIES

7.     CAPITALIZATION.

       (a) CAPITAL SECURITIES ON OCTOBER 31, 2001. The following table sets forth certain information with respect to each authorized class of securities of each of the Applicants as of October 31, 2001.

              (i) COMPANY


-----------------------------------------------------------------------------------------------------
            TITLE OF CLASS                     AMOUNT AUTHORIZED             AMOUNT OUTSTANDING
-----------------------------------------------------------------------------------------------------
Common Stock, $.01 par value             80,000,000 shares authorized    17,120,745 shares issued
                                                                         and outstanding
-----------------------------------------------------------------------------------------------------
Preferred Stock, $.01 par value          1,000,000 shares authorized     None issued or outstanding
-----------------------------------------------------------------------------------------------------
5.625% Senior Subordinated Debentures    $75,000,000                     $75,000,000
due May 2003
-----------------------------------------------------------------------------------------------------
6% Senior Subordinated Debentures due    $86,250,000                     $86,250,000
November 2002
-----------------------------------------------------------------------------------------------------


              (ii) CARRIAGE HOUSE


-----------------------------------------------------------------------------------------------------
            TITLE OF CLASS                     AMOUNT AUTHORIZED             AMOUNT OUTSTANDING
-----------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value            20,000 shares authorized        15,000 shares issued and
                                                                         outstanding
-----------------------------------------------------------------------------------------------------


              (iii) HCCI


-----------------------------------------------------------------------------------------------------
            TITLE OF CLASS                     AMOUNT AUTHORIZED             AMOUNT OUTSTANDING
-----------------------------------------------------------------------------------------------------
Common Stock, $.001 par value            40,000,000 shares authorized    100 shares issued and
                                                                         outstanding
-----------------------------------------------------------------------------------------------------


              (iv) ALCI


-----------------------------------------------------------------------------------------------------
            TITLE OF CLASS                     AMOUNT AUTHORIZED             AMOUNT OUTSTANDING
-----------------------------------------------------------------------------------------------------
Common Stock, no par value               2,500 shares authorized         100 shares issued and
                                                                         outstanding
-----------------------------------------------------------------------------------------------------

       (b) CAPITAL SECURITIES AS OF THE EFFECTIVE DATE. The authorized classes of securities, and the numbers of authorized and outstanding securities, of each of the Guarantors, as of the Effective Date, will be as set forth in Item 7(a) above. The authorized classes of securities, and the numbers of authorized and issued securities, of the Company, as of the Effective Date, are set forth below.

-----------------------------------------------------------------------------------------------------
                                                                             AMOUNT OUTSTANDING
            TITLE OF CLASS                     AMOUNT AUTHORIZED           (SUBJECT TO THE RESERVE)
-----------------------------------------------------------------------------------------------------
                                                                     6,500,000 shares issued and
New Common Stock, par value $0.01   20,000,000 shares authorized     outstanding
-----------------------------------------------------------------------------------------------------
Preferred Stock, par value $0.01    3,250,000 shares authorized      None issued and outstanding
-----------------------------------------------------------------------------------------------------
Notes                               $40,250,000                      $40,250,000
-----------------------------------------------------------------------------------------------------
Junior Notes                        $15,250,000                      $15,250,000
-----------------------------------------------------------------------------------------------------

       The Company will hold back from the initial issuance of New Common Stock, Notes and Junior Notes on the Effective Date a percentage of the New Common Stock, the Notes and the Junior Notes (the "Reserve") to be issued to holders of Allowed Class 4 Claims. The reason for this is that the total amount of, and the identities of the holders of, the Allowed Class 4 Claims will not be known until after the Effective Date, either because certain Allowed Class 4 Claims will be Disputed Claims (as defined in the Plan) or because those Claims will not have been made by their holders prior to the Effective Date.

       The initial distribution with respect to Allowed Class 4 Claims will be made only to the holders of Allowed Class 4 Claims that have been allowed prior to the Effective Date (the "Cutoff Date"). Once the total amount of the Allowed Class 4 Claims has been determined, the shares of New Common Stock, the Notes and the Junior Notes held in the Reserve will be distributed pro rata among the holders of the Allowed Class 4 Claims (the date of this distribution, the "Subsequent Distribution Date").

       If the Reserve is insufficient to cover Allowed Class 4 Claims allowed after the Cutoff Date, the Company and its subsidiaries will have no further liability with respect to those Class 4 Claims and the holders of those Claims will receive proportionately lower distributions of shares of New Common Stock, Notes and Junior Notes than the holders of Allowed Class 4 Claims allowed prior to the Cutoff Date.

       If the Reserve exceeds the distributions necessary to cover Allowed Class 4 Claims allowed after the Cutoff Date, the additional securities remaining in the Reserve will be distributed among all holders of Allowed Class 4 Claims so as to ensure that each holder of an Allowed Class 4 Claim receives, in the aggregate, its pro rata share of the New Common Stock, the Notes and the Junior Notes. In this case, the holders of Allowed Class 4 Claims allowed prior to the Cutoff Date will receive distributions of securities both on the Effective Date and on the Subsequent Distribution Date.

       The right of the holders of Allowed Class 4 Claims allowed prior to the Cutoff Date to receive additional securities from the Reserve on the Subsequent Distribution Date will be nontransferable. Subject to compliance with applicable securities laws, any additional securities issued to such holders will be freely transferable upon issuance.

       (c) VOTING RIGHTS.

              (1) COMPANY. The current holders of the Company's Common Stock are entitled to one vote for each share held of record on all matters voted upon by stockholders, and a majority vote is required for all action to be taken by stockholders. Cumulative voting of shares is prohibited. No holder of any other securities of the Company is entitled to vote on matters submitted to a vote of stockholders. The voting rights of the New Common Stock issued on the Effective Date will be identical to the voting rights of the Company's Common Stock described in this
Item 7(c)(1). Under the Plan, the Company's existing Common Stock will be cancelled as of the Effective Date.

              (2) GUARANTORS. Each share of common stock of Carriage House and ALCI is entitled to one vote for each share outstanding. HCCI has authority to issue 40,000,000 shares of common stock, of which 2,000,000 are designated as non-voting and the remainder is entitled to one vote per share of common stock outstanding. All of the outstanding shares of common stock of HCCI are voting common stock. A majority vote is required for all actions to be taken by stockholders of each of the Guarantors. Cumulative voting of shares is prohibited. No holder of securities (other than common stock) of the Guarantors is entitled to vote on any matter submitted to a vote of stockholders. The voting rights of the common stock of the Guarantors on the Effective Date will be identical to the voting rights of the existing common stock described in this
Item 7(c)(2).

                              INDENTURE SECURITIES

8.     ANALYSIS OF INDENTURE PROVISIONS.

       The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of Indenture filed as exhibit T3C hereto. Capitalized terms used below and not defined herein have the meanings given to such terms in the Indenture.

       (a) EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

       An "Event of Default" occurs under the Indenture if:

              (1) the Company defaults in the payment when due of interest on the Notes and such default continues for a period of 30 days;

              (2) the Company defaults in the payment when due of principal of or premium, if any, on the Notes when the same becomes due and payable at maturity, upon redemption (including in connection with an offer to purchase) or otherwise;

              (3) the Company or any of its Restricted Subsidiaries fail to comply with the restrictions concerning transfers of assets, incurrence of indebtedness, change of control or mergers and consolidations;

              (4) the Company or any Restricted Subsidiary fails to observe or perform any other covenant, representation, warranty or other agreement in the Indenture or the Notes for 60 days after notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes (including the Additional Notes, if any) then outstanding;

              (5) a default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of the Guarantors (but not including any indebtedness or obligation for which recourse is limited to the property purchased), whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregates $5.0 million or more and such Indebtedness is not paid or such acceleration is not annulled within 10 days after written notice to the Company of such acceleration;

              (6) a final judgment or final judgments for the payment of money are entered by a court or courts of competent jurisdiction against the Company or any of the Guarantors and such judgment or judgments remain undischarged for a period (during which execution shall not be effectively stayed) of 60 days, provided that the aggregate of all such undischarged judgments exceeds $2.0 million;

              (7) the Company or any of its Restricted Subsidiaries pursuant to or within the meaning of Bankruptcy Law: (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case,
(iii) consents to the appointment of a custodian of it or for all or substantially all of its property, (iv) makes a general assignment for the benefit of its creditors, (v) admits in writing its inability to pay its debts as the same become due; or (vi) generally is not paying its debts as they become due; or

              (8) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (i) is for relief against the Company or any of its Restricted Subsidiaries in an involuntary case; (ii) appoints a custodian of the Company or any of its Restricted Subsidiaries or for all or substantially all of the property of the Company or any of its Restricted Subsidiaries; or
(iii) orders the liquidation of the Company or any of its Restricted Subsidiaries; and the order or decree remains unstayed and in effect for 60 consecutive days.

       If any Event of Default (other than an Event of Default specified in clause (7) or (8) above with respect to the Company, any Guarantor or any Restricted Subsidiary) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Upon any such declaration, the Notes will become due and payable immediately. Notwithstanding the foregoing, if an Event of Default specified in clause (7) or (8) above occurs with respect to the Company or any of its Restricted Subsidiaries, all outstanding Notes will be due and payable immediately without further action or notice. The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may on behalf of all of the Holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium that has become due solely because of the acceleration) have been cured or waived.

       Holders of not less than a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive an existing Default or Event of Default and its consequences hereunder, except (i) a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Notes (including in connection with an offer to purchase) or (ii) with respect to any covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holders of each outstanding Note affected, (provided, however, that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration). Upon any such waiver, such Default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured for every purpose of the Indenture; but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.

        If an Event of Default specified in clause (1) or (2) of the first paragraph above occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal of, premium, if any, and interest remaining unpaid on the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as will be sufficient to cover the compensation to the Trustee and its agents for all services rendered by them hereunder as will have been agreed upon in writing from time to time among the Trustee or such agents, as the case may be, and the Company and the costs and expenses of collection, including the reasonable documented expenses, disbursements and advances of the Trustee (including the reasonable compensation and the reasonable expenses and disbursements of its agents and counsel).

       If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee will mail to Holders of Notes a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

       (b) AUTHENTICATION AND DELIVERY OF THE NOTES UNDER THE INDENTURE AND APPLICATION OF PROCEEDS THEREOF.

       Two Officers of the Company will sign the Notes for the Company by manual or facsimile signature. The Company's seal will be reproduced on the Notes and may be in facsimile form. If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid. A Note will not be valid until authenticated by the manual signature of an authorized signatory of the Trustee on the certificate of authentication of the Note. The signature will be conclusive evidence that the Note has been authenticated under the Indenture.

       The Trustee will, upon a written order of the Company signed by two Officers of the Company specifying the date on which the Notes are to be authenticated and whether the Notes are Definitive Notes or Global Notes, authenticate Notes for original issue up to the aggregate principal amount of the Notes. The aggregate principal amount of Notes outstanding at any time may not exceed such amount except as provided in Section 2.07 of the Indenture. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. The Company will pay all reasonable fees payable to the authenticating agent. An authenticating agent may authenticate Notes whenever the Trustee may do so.

       The Notes are to be issued pursuant to the Plan to holders of Allowed Class 4 Claims as partial satisfaction of these claims and, accordingly, no proceeds will be derived from the issuance of the Notes.

       (c) RELEASE OF ANY NOTE COLLATERAL SUBJECT TO THE LIEN OF THE INDENTURE.

       Subject to the third, fourth and fifth paragraphs below, upon a sale of any Note Collateral and application of the Net Proceeds of such sale to repay the Notes as required by the Indenture, the Collateral Agent will release the security interests in favor of the Collateral Agent in the Note Collateral sold; provided, that such Net Proceeds have been or will be applied in accordance with the Indenture and the Junior Note Indenture; provided further that, prior to the application of such Net Proceeds, such Net Proceeds will be deposited in an interest bearing cash collateral account held by the Paying Agent and pledged for the benefit of the Holders of Notes and the holders of Junior Notes.

       Subject to the next three paragraphs below, upon a repurchase by the Company (other than with the proceeds of an Asset Sale) of all or some of the Notes or Junior Notes or both, in each case in accordance with the provisions of the Indenture or the Junior Note Indenture or both, as applicable, the Collateral Agent will release the security interests in such Note Collateral as the Company will identify in writing to the Collateral Agent, provided that: (1) no Note Collateral will be released until the aggregate principal amount of the Notes repurchased in accordance with the Indenture and the Junior Note Indenture exceeds $10.0 million; (2) the ratio of the aggregate fair market value of the Note Collateral after giving effect to such release of Note Collateral to the aggregate principal amount of the Indebtedness under the Notes and the Junior Notes after giving effect to such repurchase is not less than 1.6:1.0; and (3) the Collateral Agent will have received from the Company an Officer's Certificate that such repurchase has been or will be effected in accordance with the Indenture or the Junior Note Indenture or both, as applicable. The fair market value of any property included in the Note Collateral so released will not be less than the greater of (x) the product of 6.5 multiplied by the EBITDA of such real property for the period of two fiscal quarters of the Company ending immediately prior to the date on which such Note Collateral is released multiplied by 2.0, and (y) the product of $10,000 multiplied by the number of units in such real property.

       No Note Collateral will be released from the Lien and security interest created by the Collateral Documents pursuant to the provisions of the Collateral Documents unless there will have been delivered to the Collateral Agent the certificates required by Sections 10.03 (Release of Note Collateral), 10.04 (Certificates of the Company) and 10.05 (Certificates of the Trustee) of the Indenture.

       At any time when a Default or Event of Default has occurred and is continuing and the maturity of the Notes has been accelerated (whether by declaration or otherwise) and the Trustee has delivered a notice of acceleration to the Collateral Agent, no release of Note Collateral pursuant to the provisions of the Collateral Documents will be effective as against the Holders of Notes or the Trustee.

       The release of any Note Collateral from the terms of the Indenture and the Collateral Documents will not be deemed to impair the security under the Indenture in contravention of the provisions of the Indenture if and to the extent the Note Collateral is released pursuant to the terms of the Collateral Documents and the Indenture. To the extent applicable, the Company will cause TIA Section 313(b), relating to reports, and TIA Section 314(d), relating to the release of property or securities from the Lien and security interest of the Collateral Documents and the Indenture and relating to the substitution therefor of any property or securities to be subjected to the Lien and security interest of the Collateral Documents and the Indenture, to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by an Officer of the Company except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser, accountant or other expert selected or approved by the Trustee and the Collateral Agent in the exercise of reasonable care.

       (d) SATISFACTION AND DISCHARGE OF THE INDENTURE.

       The Indenture will be discharged and will cease to be of further effect as to all Notes issued hereunder, when:

              (1) either:

                     A. all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

                     B. all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

              (2) no Default or Event of Default will have occurred and be continuing on the date of such deposit or will occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

              (3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

              (4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

       In addition, the Company must deliver an Officers' Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

       Notwithstanding the satisfaction and discharge of the Indenture, if money has been deposited with the Trustee pursuant to subclause (B) above, the provisions of Section 12.02 (Application of Trust Money) and Section 8.06 (Repayment to Company) of the Indenture will survive.

       The Company may effect a Legal Defeasance or a Covenant Defeasance upon the satisfaction of certain conditions including:

              (1) The Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in United States dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

              (2) In the case of an election under Section 8.02 (Legal Defeasance and Discharge) of the Indenture, the Company will have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

              (3) In the case of an election under Section 8.03 (Covenant Defeasance) of the Indenture, the Company will have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

              (4) No Default or Event of Default will have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness all or a portion of the proceeds of which will be used to defease the Notes pursuant to Article 8 of the Indenture concurrently with such incurrence) or in the case of Legal Defeasance, insofar as Events of Default relating to Bankruptcy Law are concerned, at any time in the period ending on the 91st day after the date of deposit;

              (5) Such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture or the Junior Note Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

              (6) In the case of Legal Defeasance, the Company will have delivered to the Trustee an Opinion of Counsel (which may be subject to customary exceptions) to the effect that, assuming no intervening bankruptcy of the Company or any of the Guarantors between the date of deposit and the 91st day following the deposit and assuming that no holder of Notes is an "insider" of the Company under applicable Bankruptcy Law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

              (7) The Company will have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or other Persons;

              (8) The Company will have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

              (9) No order or judgment will prohibit the application by the Trustee of the funds deposited to effect Legal Defeasance or Covenant Defeasance.

       If one or more specified Events of Default occurs at any time in the period ending on the 91st day after the date of deposit which would constitute an Event of Default had Legal Defeasance or Covenant Defeasance not occurred, then the obligations of the Company and the Guarantors under the Indenture, the Notes and the Note guarantees will be revived and reinstated as though no such deposit had occurred.

       (e) THE EVIDENCE REQUIRED TO BE FURNISHED BY THE OBLIGOR TO THE TRUSTEE AS TO COMPLIANCE WITH THE CONDITIONS AND THE COVENANTS PROVIDED FOR IN THE INDENTURE.

The Indenture requires:

              (1) Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company is required to furnish to the Trustee and the Holders of Notes within the time periods specified in the SEC's rules and regulations (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K (or any successor forms) if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the SEC on Form 8-K (or any successor forms) if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, the Company will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. The Company will at all times comply with TIA Section 314(a).

              (2) If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required in clause (1) above will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations", of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

              (3) The Company and each Guarantor (to the extent that such Guarantor is so required under the TIA) will deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether each of the Company and its Subsidiaries has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge each of the Company and its Subsidiaries has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company and its Subsidiaries are taking or propose to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event, its nature and status and what action the Company and its Subsidiaries are taking or propose to take with respect thereto.

              (4) So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered pursuant to (a) above will be accompanied by a written statement of the Company's independent public accountants (who will be a firm of established national reputation) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated certain provisions of the Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants will not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

              (5) The Company will, so long as any of the Notes are outstanding, deliver to the Trustee, within 10 days of any Officer of the Company or a Guarantor becoming aware of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default, the period of existence thereof and what action the Company or such Guarantor is taking or proposes to take with respect thereto.

              (6) In the event that the Junior Notes or any other Indebtedness of the Company that is contractually subordinated to the Notes is declared due and payable before the Stated Maturity of such Indebtedness because of the occurrence of an event of default thereunder, the Company will give prompt notice in writing of such happening to the Trustee.

9.     OTHER OBLIGORS.

       The Company's obligations with respect to the Notes will be guaranteed by the Guarantors. The mailing address of each Guarantor is 11835 NE Glenn Widing Drive, Building E, Portland, Oregon 97220-9057.

       In addition, the Company and the Guarantors (collectively, the "Pledgors"), will grant security interests in certain of their assisted living facilities to secure the obligations in respect of the Notes and the Note guarantees.

       The mailing address of each Pledgor is 11835 NE Glenn Widing Drive, Building E, Portland, Oregon 97220-9057.

CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

       (a) Pages number 1 to 23, consecutively.

       (b) The statement of eligibility and qualification on Form T-1 of BNY Midwest Trust Company, as Trustee under the indenture to be qualified (filed herewith as Exhibit 25.1).

       (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit T3A-1*               Articles of Incorporation of the Company, as in
                             effect on the date of filing hereof (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1 filed on September 13, 1994, File No.
                             33-83938, and incorporated by reference herein, and as amended by the Company's Certificate Pursuant to NRS 78.207).

Exhibit T3A-2*               Form of Amended and Restated Articles of
                             Incorporation of the Company to become effective as of the Effective Date.

Exhibit T3A-3*               Certificate of Incorporation of Carriage House, in
                             effect on the date of filing hereof.

Exhibit T3A-4*               Form of Restated Certificate of Incorporation of
                             Carriage House to become effective as of the Effective Date.

Exhibit T3A-5*               Certificate of Incorporation of HCCI, in effect on
                             the date of filing hereof and as anticipated to be in effect as of the Effective Date.

Exhibit T3A-6*               Articles of Incorporation of ALCI, in effect on the
                             date of filing hereof and as anticipated to be in effect as of the Effective Date.

Exhibit T3A-7*               Articles of Incorporation of ALCO, in effect on the
                             date of filing hereof and as anticipated to be in effect as of the Effective Date.

Exhibit T3B-1                Bylaws of the Company, as in effect on the date of
                             filing hereof and as anticipated to be in effect as of the Effective Date (filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1 filed on September 13, 1994, File No. 33-83938, and incorporated by reference herein).

Exhibit T3B-2*               Bylaws of Carriage House, in effect on the date of
                             filing hereof and as anticipated to be in effect as of the Effective Date.

Exhibit T3B-3*               Bylaws of HCCI, in effect on the date of filing
                             hereof.

Exhibit T3B-4*               Bylaws of ALCI in effect on the date of filing
                             hereof.

Exhibit T3B-5*               Bylaws of ALCO, in effect on the date of filing
                             hereof.

Exhibit T3C                  Form of Indenture, to be dated as of the Effective
                             Date, among the Company, the Guarantors party thereto and BNY Midwest Trust Company, as Trustee in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D                  Not applicable.

Exhibit T3E-1                Amended Joint Disclosure Statement of the Debtors
                             Pursuant to Section 1125 of the Bankruptcy Code dated October 30, 2001 (filed as Exhibit 2.2 to the Company's Current Report on Form 8-K filed on
                             December 19, 2001, and incorporated by reference herein).

Exhibit T3E-2                Amended Joint Plan of Reorganization of the Debtors
                             dated October 30, 2001 (filed as Exhibit 2.3 to the Company's Current Report on Form 8-K filed on
                             December 19, 2001, and incorporated by reference herein).

Exhibit T3E-3                Findings of Fact, Conclusions of Law and Order
                             Confirming the Amended Joint Plan of Reorganization dated December 5, 2001 (filed as Exhibit 2.1 to the
                             Company's Current Report on Form 8-K filed on
                             December 19, 2001, and incorporated by reference herein).

Exhibit T3F*                 A cross reference sheet showing the location in the
                             Indenture of the provisions therein pursuant to
                             Section 310 through 318(a), inclusive, of the TIA.

Exhibit 25.1* Form T-1 qualifying BNY Midwest Trust Company, as Trustee under the Indenture to be qualified.

------------

* Previously filed.

                                   SIGNATURES

       Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants, the Company, HCCI and ALCI, each a corporation organized and existing under the laws of the State of Nevada and Carriage House, a corporation organized and existing under the laws of the State of Delaware, has duly caused this Amendment No. 1 to the application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Portland and State of Oregon, on December 19, 2001.

(SEAL)                                  Assisted Living Concepts, Inc.

Attest: /s/ SANDRA CAMPBELL             By:    /s/ DREW Q. MILLER
       ------------------------------         ----------------------------------
Name:  Sandra Campbell                  Name:  Drew Q. Miller
       ------------------------------         ----------------------------------
Title: Senior Vice President,           Title: Senior Vice President, Chief
       General Counsel and Secretary           Financial Officer and Treasurer
       ------------------------------         ----------------------------------


(SEAL)                                  Carriage House Assisted Living, Inc.

Attest: /s/ SANDRA CAMPBELL             By:    /s/ DREW Q. MILLER
       ------------------------------         ----------------------------------
Name:  Sandra Campbell                  Name:  Drew Q. Miller
       ------------------------------         ----------------------------------
Title: Secretary                        Title: Treasurer
       ------------------------------         ----------------------------------


(SEAL)                                  Home and Community Care, Inc.

Attest: /s/ SANDRA CAMPBELL             By:    /s/ DREW Q. MILLER
       ------------------------------         ----------------------------------
Name:  Sandra Campbell                  Name:  Drew Q. Miller
       ------------------------------         ----------------------------------
Title: Secretary                        Title: Treasurer
       ------------------------------         ----------------------------------


(SEAL)                                  ALC Indiana, Inc.

Attest: /s/ SANDRA CAMPBELL             By:    /s/ DREW Q. MILLER
       ------------------------------         ----------------------------------
Name:  Sandra Campbell                  Name:  Drew Q. Miller
       ------------------------------         ----------------------------------
Title: Secretary                        Title: Treasurer
       ------------------------------         ----------------------------------

                                 EXHIBIT INDEX


EXHIBIT                             DESCRIPTION
-------                             -----------
Exhibit T3A-1*               Articles of Incorporation of the Company, as in
                             effect on the date of filing hereof (filed as
                             Exhibit 3.1 to the Company's Registration Statement
                             on Form S-1 filed on September 13, 1994, File No.
                             33-83938, and incorporated by reference herein, and
                             as amended by the Company's Certificate Pursuant to
                             NRS 78.207).

Exhibit T3A-2*               Form of Amended and Restated Articles of
                             Incorporation of the Company to become effective as
                             of the Effective Date.

Exhibit T3A-3*               Certificate of Incorporation of Carriage House, in
                             effect on the date of filing hereof.

Exhibit T3A-4*               Form of Restated Certificate of Incorporation of
                             Carriage House to become effective as of the
                             Effective Date.

Exhibit T3A-5*               Certificate of Incorporation of HCCI, in effect on
                             the date of filing hereof and as anticipated to be
                             in effect as of the Effective Date.

Exhibit T3A-6*               Articles of Incorporation of ALCI, in effect on the
                             date of filing hereof and as anticipated to be in
                             effect as of the Effective Date.

Exhibit T3B-1                Bylaws of the Company, as in effect on the date of
                             filing hereof and as anticipated to be in effect as
                             of the Effective Date (filed as Exhibit 3.2 to the
                             Company's Registration Statement on Form S-1 filed
                             on September 13, 1994, File No. 33-83938, and
                             incorporated by reference herein).

Exhibit T3B-2*               Bylaws of Carriage House, in effect on the date of
                             filing hereof and as anticipated to be in effect as
                             of the Effective Date.

Exhibit T3B-3*               Bylaws of HCCI, in effect on the date of filing
                             hereof.

Exhibit T3B-4*               Bylaws of ALCI in effect on the date of filing
                             hereof.

Exhibit T3C                  Form of Indenture, to be dated as of the Effective
                             Date, among the Company, the Guarantors party
                             thereto and BNY Midwest Trust Company, as Trustee,
                             in the form to be qualified, including an itemized
                             table of contents showing the articles, sections
                             and subsections of the Indenture, together with the
                             subject matter thereof and the pages on which they
                             appear (filed herewith).

Exhibit T3D                  Not applicable.

Exhibit T3E-1                Amended Joint Disclosure Statement of the Debtors
                             Pursuant to Section 1125 of the Bankruptcy Code
                             dated October 30, 2001 (filed as Exhibit 2.2 to
                             the Company's Current Report on Form 8-K filed on
                             December 19, 2001, and incorporated by reference
                             herein).

Exhibit T3E-2                Amended Joint Plan of Reorganization of the Debtors
                             dated October 30, 2001 (filed as Exhibit 2.3 to
                             the Company's Current Report on Form 8-K filed on
                             December 19, 2001, and incorporated by reference
                             herein).

Exhibit T3E-3                Findings of Fact, Conclusions of Law and Order
                             Confirming the Amended Joint Plan of Reorganization
                             dated December 5, 2001 (filed as Exhibit 2.1 to the
                             Company's Current Report on Form 8-K filed on
                             December 19, 2001, and incorporated by reference
                             herein).

Exhibit T3F*                 A cross reference sheet showing the location in the
                             Indenture of the provisions therein pursuant to
                             Section 310 through 318(a), inclusive, of the TIA.

Exhibit 25.1*                Form T-1 qualifying BNY Midwest Trust Company as
                             Trustee under the Indenture to be qualified.

------------

* Previously filed.